SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

SafeNet Inc.
(Name of Subject Company)
Stealth Acquisition Corp.
a wholly-owned subsidiary
of
Vector Stealth Holdings II, L.L.C.
(Name of Person(s) Filing Statement)
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
78645R107
(CUSIP Number of Class of Securities)
Dewey Chambers
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
(415) 293-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
Copy to:
Michael J. Kennedy, Esq.
Steve L. Camahort, Esq.
O’Melveny & Myers LLP
275 Battery Street
San Francisco, CA 94111
(415) 984-8700
Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
Not Applicable	Not Applicable

☐ Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☒ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transactions subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2

SafeNet to Be Acquired by Private Equity Firm Vector Capital for $634 Million
Vector Capital Will Commence Tender Offer for All Outstanding SafeNet Shares for $28.75 Per
Share in Cash
March 5, 2007—BALTIMORE—SafeNet, Inc. (NASDAQ:SFNT), setting the standard for information security, today announced that it has entered into a definitive agreement to be acquired by an investor group led by Vector Capital in a transaction valued at approximately $634 million. The $28.75 per share price represents a premium of 12% over the SafeNet average closing share price during the 30 trading days ended March 2, 2007 and a 57% premium over its closing stock price on October 2, 2006, the last date before the Company commenced intensive efforts to explore its strategic alternatives.
Under the terms of the agreement, a subsidiary of Vector Capital (Stealth Acquisition Corp.) will commence a tender offer to acquire all of the outstanding shares of SafeNet common stock for $28.75 per share in cash. The offer is expected to commence on or before March 12, 2007, and will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).
The Board of Directors of SafeNet unanimously approved the definitive agreement and recommends that shareholders tender their shares into the tender offer. Members of SafeNet’s Board have agreed to tender their shares.
Walter Straub, SafeNet’s Chairman and CEO, said, “Over the past five months, our Board of Directors engaged in an extremely thorough review of all strategic options available to the Company, including a broad solicitation process that resulted in significant competitive interest in our Company. Based on this comprehensive process, the Board determined that being acquired by Vector Capital and its partners represents a compelling opportunity that is in the best interest of our shareholders, customers and employees.”
“In Vector, we have identified a partner that is committed to assisting the Company to fully realize its opportunities while we continue to address our issues and build momentum in our business,” continued Straub.
Chris Nicholson, a Partner at Vector, said, “SafeNet’s full suite of leading government and industry security solutions uniquely position the Company with its strong customer base, and we look forward to working with SafeNet’s talented employees and management team to build lasting value for the Company and its customers.”
David Fishman, a Principal at Vector commented, “The challenges of being a public company today can sometimes inhibit growth in companies like SafeNet. We believe SafeNet will significantly benefit from being a private company, and will be in a better position to help achieve its goal of providing leading security solutions to both its Government and Commercial customers.”
The tender offer is conditioned upon, among other things, approximately 78% of SafeNet’s shares being tendered in the offer based on the current shares and options outstanding. If the Company becomes current in its SEC filings, the minimum tender condition will be reduced to a majority of the fully diluted eligible shares.
The transaction is not subject to any financing condition. The transaction will be financed through a combination of equity and debt, with the debt financing committed by Deutsche Bank and Citigroup Global Markets and the equity committed by Vector and certain of its partners. Provided that the minimum tender condition is met, the transaction is expected to be completed during the second quarter of 2007, subject to customary closing conditions and regulatory approvals. There can be no assurance that the transaction will be approved or consummated.
Merrill Lynch is acting as financial advisor to SafeNet, Inc., and Wachtell, Lipton, Rosen & Katz is acting as the Company’s legal advisor. Credit Suisse also was retained to provide certain financial advisory services to the Board of Directors of SafeNet. O’Melveny and Myers is acting as legal advisor to Vector Capital. Deutsche Bank served as lead financial advisor and co-lead arranger of the debt financing and Citigroup Global Markets Inc. served as co-advisor and co-lead arranger.

About SafeNet, Inc.
SafeNet is a global leader in information security. Founded more than 20 years ago, the company provides complete security utilizing its encryption technologies to protect communications, intellectual property and digital identities, and offers a full spectrum of products including hardware, software, and chips. UBS, Nokia, Fujitsu, Hitachi, Bank of America, Adobe, Cisco Systems, Microsoft, Samsung, Texas Instruments, the U.S. Departments of Defense and Homeland Security, the U.S. Internal Revenue Service and scores of other customers entrust their security needs to SafeNet. For more information, visit www.safenet-inc.com.
About Vector Capital
Vector Capital is a leading private equity firm specializing in buyouts, spinouts and recapitalizations of established technology businesses. Vector identifies and pursues these complex investments in both the private and public markets. Vector actively partners with management teams to devise and execute new financial and business strategies that materially improve the competitive standing of these businesses and enhance their value for employees, customers and shareholders. Among Vector’s notable investments are Savi Technology, LANDesk Software, Corel Corporation (Nasdaq:CREL), Register.com, and Watchguard Technologies. For more information, visit www.vectorcapital.com.
Forward Looking Statements. Statements made in this release, our website and in our other public filings and releases, which are not historical facts contain “forward-looking” statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as “anticipate,” “contemplate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “target,” “look forward to” and similar expressions. Factors that could cause actual results to differ materially include, but are not limited to, the following: costs, litigation, an economic downturn or changes in the laws affecting our business in those markets in which we operate, other economic, business, competitive, and/or regulatory factors affecting our business including those set forth in our public filings, costs related to the proposed merger and tender offer, the risk of failing to obtain any required stockholder approvals or meet minimum tendering conditions or other conditions, the risk that the transaction will not close or that such closing will be delayed, and the risk that our business will suffer due to uncertainty. There can be no assurance that the tender offer and second-step merger or any other transaction will be consummated, or if consummated, that it will increase shareholder value. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by us are not guarantees of future performance or events. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by law.
Additional Information and Where to Find It. In connection with the tender offer, SafeNet expects to file a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger, SafeNet expects to file a proxy statement with the SEC, if required by law. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials which filed by SafeNet will be available at the SEC’s web site at www.sec.gov, or at the SafeNet web site at www.safenet-inc.com or www.safenetinvestor.com and will also be available, without charge, by directing requests to SafeNet, Investor Relations: Gregg Lampf, 4690 Millennium Drive Belcamp, Maryland 21017, 443-327-1532. SafeNet and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of SafeNet’s participants in the solicitation is set forth in SafeNet’s proxy statements and other public filings with the SEC, and will be set forth in proxy statements relating to any merger, if one is required to be filed, and in the solicitation/recommendation statements on Schedule 14D-9 when they become available.
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SafeNet’s common stock will only be made pursuant to an offer to purchase and related materials that Stealth Acquisition Corp. intends to file with the Securities and Exchange Commission. Once filed, SafeNet stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, SafeNet stockholders will be able to obtain the offer to purchase and related materials with respect to the offer free of charge at the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials or from Stealth Acquisition Corp.
Contact:
SafeNet, Inc.
Public Relations:
Donna St. Germain, 443-327-1474
dstgermain@safenet-inc.com
www.safenet-inc.com
or
Investor Relations:
Gregg Lampf, 443-327-1532
glampf@safenet-inc.com
www.safenet-inc.com

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